FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding capital increase in Hainan Nuclear by Huaneng Power International, Inc. (the Registrant”), made by the Registrant on December 29,  2017.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

CONNECTED TRANSACTION
CAPITAL INCREASE IN HAINAN NUCLEAR

On 28 December 2017, the Company entered into the Capital Increase Agreement with the existing shareholders of Hainan Nuclear (including Huaneng Nuclear), pursuant to which the existing shareholders of Hainan Nuclear agreed to subscribe by way of cash for the new registered capital of Hainan Nuclear in accordance with their respective proportion of shareholding in Hainan Nuclear. The Company shall pay to Hainan Nuclear an amount of not more than RMB69,654,000 as the consideration of the Capital Increase, which sum will be funded by the Company’s internal cash resources. Following completion of the Capital Increase, the Company’s proportion of shareholding in Hainan Nuclear shall remain unchanged at 30%.

Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 33.33% equity interest in the Company. Huaneng Group also holds a 10.23% direct equity interest in the Company, a 3.11% indirect equity interest in the Company through Hua Neng HK, and a 0.49% indirect equity interest in the Company through China Huaneng Finance Corporation Limited. At the same time, Huaneng Group holds a 100% equity interest in Huaneng Nuclear, which is a substantial shareholder of Hainan Nuclear. The Company and Huaneng Nuclear shall subscribe for the newly increased registered capital of Hainan Nuclear according to their respective shareholding proportion in the Capital Increase. Pursuant to the relevant stipulations of the Hong Kong Listing Rules, the Capital Increase constitutes a connected transaction of the Company.

With respect to the Capital Increase, given the scale of the subscription amount does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. The Capital Increase constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Capital Increase exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, therefore, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirement.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP AND HUANENG NUCLEAR

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As at the date of publication of this announcement, the controlled generation capacity is 102,502 MW and the equity based generation capacity is 91,938 MW.

Huaneng Group is principally engaged in the operation and management of enterprise investments development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As at the date of publication of this announcement, Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 33.33% equity interest in the Company. Huaneng Group also holds a 10.23% direct equity interest in the Company, a 3.11% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), and a 0.49% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlled subsidiary of Huaneng Group). At the same time, Huaneng Group holds a 100% equity interest in Huaneng Nuclear, which is a substantial shareholder of Hainan Nuclear. The Company and Huaneng Nuclear shall subscribe for the newly increased registered capital of Hainan Nuclear according to their respective shareholding proportion in the Capital Increase. Pursuant to the relevant stipulations of the Hong Kong Listing Rules, the Capital Increase constitutes a connected transaction of the Company.

Huaneng Nuclear is a wholly owned subsidiary of Huaneng Group, which is principally engaged in investment, development and production of nuclear power, power transmission, nuclear power and scientific research and development of related fields and technical services etc.

The relationship among the Company, Huaneng Group and Huaneng Nuclear are as follows:

*
Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited which in turn holds a 25% interest in HIPDC. Therefore, Huaneng Group indirectly holds a 25% interest in HIPDC.

**
Huaneng Group holds a 10.23% direct interest in the Company. It also holds 3.11% and 0.49% interest in the Company through Hua Neng HK (its wholly-owned subsidiary) and China Huaneng Finance Corporation (its non wholly-owned subsidiary), respectively.

Therefore, under the Hong Kong Listing Rules, Huaneng Group and its associates (including Huaneng Nuclear) are connected persons of the Company.

CAPITAL INCREASE AGREEMENT

The Capital Increase was approved at the meeting of the board of Directors of the Company held on 28 December 2017, and the Company entered into the Capital Increase Agreement with the existing shareholders of Hainan Nuclear (including Huaneng Nuclear).

Major terms of the Capital Increase Agreement are as follows:

1.	Date:	28 December 2017

2.	Parties:	(i)	China Nuclear;

		(ii)	the Company;

		(iii)	Huaneng Nuclear; and

		(iv)	Hainan Nuclear.

3.	Subscription of share capital:
According to the Capital Increase Agreement, each shareholder shall inject new capital by way of cash in accordance with its original proportion of shareholding, of which: China Nuclear shall subscribe for RMB118,411,800, representing 51% of the newly increased capital; the Company shall subscribe for RMB69,654,000, representing 30% of the newly increased capital; and Huaneng Nuclear shall subscribe for RMB44,114,200, representing 19% of the newly increased capital.

4.	Payment method:	By way of cash.

5.	Signing and effective time:	The Capital Increase Agreement became effective upon signing by China Nuclear, the Company, Huaneng Nuclear and Hainan Nuclear on 28 December 2017.

The Company shall use its own internal resources to subscribe for the Capital Increase. Upon completion of the Capital Increase, the Company’s shareholding in Hainan Nuclear remains unchanged at 30%.

INFORMATION REGARDING HAINAN NUCLEAR

Incorporated in the PRC in December 2008, Hainan Nuclear is located in Hainan Province, the business of which include the construction, operation and management of nuclear power plants, production and sales of power and related products; technology advisory services; logistic service, asset leasing, and nuclear power skills training.

China Nuclear, the controlling shareholder of Hainan Nuclear, holds 51% of the registered capital of Hainan Nuclear. The Company holds 30% of the registered capital of Hainan Nuclear, and Huaneng Nuclear holds 19% of the registered capital of Hainan Nuclear. China Nuclear is principally engaged in the investment, development and production of nuclear power. China Nuclear does not hold any shares in the Company and is a third party independent from both the Company and its connected persons.

Selected Financial Information of Hainan Nuclear

The following sets out certain financial information of Hainan Nuclear as at 31 December 2015, 31 December 2016 and 30 September 2017, prepared in accordance with the PRC Accounting Standards:

	As at 31 December 2015 (RMB’0,000) (audited)	As at 31 December 2016 (RMB’0,000) (audited)	As at 30 September 2017 (RMB’0,000) (unaudited)
Operating revenue	3,159	189,755	194,475
Profit before tax	1,316	525	(29,136)
Net profit	1,170	520	(29,136)
Net profit after deduction of extraordinary items	1,170	520	(29,136)
Total assets	2,302,612	2,577,772	2,562,411
Net assets	450,862	486,119	458,279

Reasons for the Capital Increase and the Impact on the Company

The Capital Increase is to satisfy the needs of funding for power engineering construction of Hainan Nuclear. It will increase the aggregate registered capital of Hainan Nuclear, and further improve the financing capacity of Hainan Nuclear so as to satisfy the needs of funding for power engineering construction for the year. It is expected that the Capital Increase will bring a stable investment growth return to the Company in future. Hainan Nuclear will not be consolidated into the accounts of the Company following completion of the Capital Increase. The transaction will not impose any material impact on the financial position of the Company and will not prejudice the interests of the Company and its shareholders.

IMPLICATION UNDER THE HONG KONG LISTING RULES

With respect to the Capital Increase, given the scale of the subscription amount does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. The Capital Increase constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Capital Increase exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, therefore, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirement.

The Board of Directors of the Company has approved the resolution regarding the Capital Increase. Messrs. Cao Peixi, Liu Guoyue, Fan Xiaxia, Huang Jian and Wang Yongxiang, all being directors of the Company having connected relationship, abstained from voting on the board resolution relating to the transaction. The resolution was voted by Directors who are not connected to the transaction. The Directors (including independent non-executive Directors) are of the view that the Capital Increase Agreement was entered into: (i) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); (ii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole and (iii) in the ordinary and usual course of business of the Company.

DEFINITIONS

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Capital Increase”
the subscription in an amount of not more than RMB69,654,000 for part of the new registered capital of Hainan Nuclear by the Company pursuant to the terms and conditions of the Capital Increase Agreement;

“Capital Increase Agreement”	the capital increase agreement entered into by the Company with China Nuclear, Huaneng Nuclear and Hainan Nuclear on 28 December 2017;

“China Nuclear”	China Nuclear Power Co., Ltd.;

“Company”	Huaneng Power International, Inc.;

“Directors”	the directors (including independent non-executive directors) of the Company;

“Hainan Nuclear”	Hainan Nuclear Power Co., Ltd.;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Huaneng Group”	China Huaneng Group;

“Huaneng Nuclear”	Huaneng Nuclear Power Development Co., Ltd.;

“PRC” or “China”	the People’s Republic of China;

“RMB”	the lawful currency of the PRC; and

“Stock Exchange”	The Stock Exchange of Hong Kong Limited.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
29 December 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     December 29, 2017